FORM 6 – K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a – 16 or 15d – 16
of the Securities Exchange Act of 1934

For the Month of March 2006

B.O.S. Better Online Solutions Ltd.
(Translation of Registrant’s Name into English)

100 BOS Road, Teradyon 20179, Israel
(Address of Principal Corporate Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ___________

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ___________

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

THE FINANCIAL STATEMENTS ATTACHED TO THIS FORM 6-K ARE HEREBY INCORPORATED BY REFERENCE INTO THE REGISTRANT’S REGISTRATION STATEMENTS ON FORM F-3 (NO. 333-130048) AND FORM S-8 (NOS. 333-110696, 333-100971 AND 333-11650), AND TO BE A PART THEREOF FROM THE DATE ON WHICH THIS REPORT IS SUBMITTED, TO THE EXTENT NOT SUPERSEDED BY DOCUMENTS OR REPORTS SUBSEQUENTLY FILED OR FURNISHED.

1.     Attached hereto and incorporated by reference are the consolidated Financial Statements of the Registrant as of December 31, 2005.

2.     Attached hereto and incorporated by reference is the following Registrant’s press release: B.O.S. Better Online Solutions Ltd. Reports Results for the Fourth Quarter and Year 2005; Dated March 27, 2006.

3.     Attached hereto and incorporated by reference is the consent of the Registrant’s independent registered public accounting firm.

Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

B.O.S. Better Online Solutions Ltd. (Registrant) BY: /S/ Nehemia Kaufman —————————————— Nehemia Kaufman CFO

Dated: March 27, 2006

B.O.S. Better Online Solutions Ltd. Reports Results for the Fourth Quarter and Year 2005
Reflecting a Fourth Quarter Breakeven

TERADYON, Israel – (BUSINESS WIRE) – March 27, 2006 – B.O.S. Better Online Solutions Ltd. (the “Company” or “BOS”) (NASDAQ: BOSC; TASE: BOSC) reported today its results for the fourth quarter and year ended December 31, 2005.

Edouard Cukierman, Chairman of BOS stated: “After an extended period of losses, we broke-even in the fourth quarter of 2005. We are pleased with the transactions we consummated in 2005. We were able to restructure the company, sell and merge those divisions which were not our growth engines and generated a loss of over $2.4M in 2005, and strengthen our position going forward, on the basis of two profitable divisions: Odem and Connectivity.”

Revenues for the fourth quarter of 2005 increased to $6.3M from $4.2M in the fourth quarter of 2004. Gross profit for the fourth quarter of 2005 represented a gross margin of 19.3%, compared to 36.7% in the fourth quarter of the year 2004. The increase in revenues and decrease in gross margin rate is attributed mainly to the consolidation, starting from November 18, 2004, of the results of operation of Odem Electronic Technologies 1992 Ltd. (“Odem”) (related to the Electronic Component division).

Profit from continuing operations for the fourth quarter of year 2005 amounted to $22 thousands compared to a loss of $620 thousands for the fourth quarter of 2004.

Other income for the fourth quarter of 2005 includes capital gain of $779 thousands that related to the sale of the Communication division to IP Gear, a subsidiary of Qualmax Inc. (Pink Sheets: QMXI). The operating loss of the Communication division amounted to $517 thousands in the fourth quarter of the year 2005.

Revenues for the year 2005 were $27M, an increase of 226% compared to $8.3M in the year 2004. The increase in revenues attributed mainly to the consolidation of Odem’s results of operation since November 18, 2004.

Operating loss for the year 2005 amounted to $2.1M compared to loss of $1.5M in the year 2004. The operating loss for year 2005 attributed by the Communication division, which was sold, amounted to $2.4M.

Other income for year 2005 includes capital gain amounted to $1.1M that related to the sale of the Communication division in December 2005 and the sale of the Software Utilities product line in September 2005.

Equity in losses of an affiliated company, Surf Communication Solutions Ltd., amounted to $1.75M in the year 2005 as compared to $308 thousands in year 2004. The equity loss in the year 2005 includes a cost of $1.4M related to the impairment of the investment in Surf.

Minority interest in the earnings of a subsidiary (Odem) amounted to $223 thousands in the year 2005 as compared to $17 thousands in the year 2004. In November 2005 the Company increased its holding in Odem to 100%.

Loss from continuing operations for the year 2005 amounted to $3.6M (or -$0.64 per share) compared to a loss of $2M (or -$0.44 per share), in the year 2004.

As of December 31, 2005, the Company’s balance sheet shows financial resources (cash, cash equivalents and marketable securities) of $3.7M and loans (long and short term) of $3.6M.

The Company’s audited consolidated financial statements as of December 31, 2005, are being filed with the Securities and Exchange Commission on Form 6-K.

Adiv Baruch, BOS’s CEO commented: “In the last two years the company completed several financing and M&A transactions. As a result, it is now well positioned to enhance profitability with its core assets as well as to develop new businesses and create future growth.”

About BOS

B.O.S. Better Online Solutions Ltd. (the “Company” or “BOS”) (NASDAQ:BOSC; TASE: BOSC) was established in 1990. Through its wholly owned subsidiaries, BOS activities are focused on two divisions:

Connectivity division, with products marketed under the BOSaNOVA brand name. These products deliver instant and transparent connectivity from IBM iSeries computers to personal computers, thin clients and browsers.

Electronic Components division, based on Odem Electronic Technologies 1992 Ltd., providing solutions in RFID, semiconductors, electronic components, CCD, imaging, networking, telecom and automation.

BOS, www.boscorporate.com is traded on NASDAQ and on the Tel-Aviv stock exchange.

For further information, please contact:
Mr. Emanuel Kahana
Gelbart-Kahana Public Relations & Investors Relations
Tel. +972-3-6074717, e-Mail: info@gk-biz.com

The forward-looking statements contained herein reflect management’s current views with respect to future events and financial performance. These forward-looking statements are subject to certain risks and uncertainties that could cause the actual results to differ materially from those in the forward-looking statements, all of which are difficult to predict and many of which are beyond the control of BOS, including, but not limited to, those risks and uncertainties detailed in BOS’ periodic reports and registration statements filed with the U.S. Securities Exchange Commission. BOS undertakes no obligation to publicly update or revise any such forward-looking statements to reflect any change in its expectations or in events, conditions or circumstances on which any such statements may be based, or that may affect the likelihood that actual results will differ from those set forth in the forward-looking statements.

CONSOLIDATED BALANCE SHEETS

U.S. dollars in thousands

	December 31,
	2005	2004

ASSETS

CURRENT ASSETS:
Cash and cash equivalents	$2,346	$2,578
Marketable securities	1,333	2,324
Trade receivables	5,199	4,557
Other accounts receivable and prepaid expenses	592	722
Inventories	3,323	3,086

Total current assets	12,793	13,267

LONG-TERM ASSETS:
Long term marketable securities	-	757
Severance pay fund	937	1,143
Investment in an affiliated company	722	2,472
Investment in other companies	4,690	-

Total long-term assets	6,349	4,372

OTHER ASSETS	49	395

PROPERTY, PLANT AND EQUIPMENT, NET	667	1,019

GOODWILL	952	1,569

CUSTOMER LIST AND OTHER INTANGIBLE ASSETS, NET	1,836	1,860

ASSETS RELATED TO DISCONTINUED OPERATIONS	-	3

	$22,646	$22,485

CONSOLIDATED BALANCE SHEETS

U.S. dollars in thousands

	December 31,
	2005	2004

LIABILITIES AND SHAREHOLDERS' EQUITY

CURRENT LIABILITIES:
Short term loans from banks	$2,271	$1,354
Current maturities of long-term bank loans and convertible note	354	643
Trade payables	3,367	3,845
Employees and payroll accruals	772	664
Deferred revenues	258	364
Accrued expenses and other liabilities	1,571	1,141

Total current liabilities	8,593	8,011

LONG-TERM LIABILITIES:
Bank loans (net of current maturities)	17	54
Convertible note (net of current maturities)	921	1,151
Put option issued to minority shareholders in a subsidiary	-	359
Deferred taxes	422	348
Accrued severance pay	1,190	1,468

Total long-term liabilities	2,550	3,380

MINORITY INTEREST IN A SUBSIDIARY	-	809

LIABILITIES RELATED TO DISCONTINUED OPERATIONS	237	237

SHAREHOLDERS' EQUITY:
Share capital
Ordinary shares of NIS 4.00 par value: Authorized: 8,750,000 shares at
December 31, 2005 and 2004; Issued and outstanding: 6,589,385 and 4,737,658
shares at December 31, 2005 and 2004, respectively;	6,432	4,823
Additional paid-in capital	47,588	44,426
Deferred stock-based compensation	(112)	(174)
Accumulated other comprehensive income	21	31
Accumulated deficit	(42,663)	(39,058)

Total shareholders' equity	11,266	10,048

Total liabilities and shareholder's equity	$22,646	$22,485

CONSOLIDATED STATEMENTS OF OPERATIONS

U.S. dollars in thousands, except per share data

	Three months ended December 31,		Year ended December 31,
	2005	2004	2005	2004

Revenues	$6,252	$4,239	$27,053	$8,282
Cost of revenues	5,125	2,681	20,109	4,608
Reversal of royalties	84	-	84	-

Gross profit	1,211	1,558	7,028	3,674

Operating costs and expenses:
Research and development	524	737	2,608	2,296
Less - grants and participation	(79)	(122)	(296)	(492)
Sales and marketing	848	773	3,563	1,706
General and administrative	712	553	3,267	1,705

Total operating costs and expenses	2,005	1,941	9,142	5,215

Operating loss	(794)	(383)	(2,114)	(1,541)
Financial expenses, net	(88)	(107)	(448)	(158)
Other income, net	834	-	1,134	-

Loss before taxes on income	(48)	(490)	(1,428)	(1,699)
Taxes on income	93	(20)	(204)	(20)

Net income (loss) after taxes	45	(510)	(1,632)	(1,719)
Equity in losses of an affiliated company	(30)	(93)	(1,750)	(308)
Minority interest in earnings of a subsidiary	7	(17)	(223)	(17)

Income (loss) from continuing operations	22	(620)	(3,605)	(2,044)
Income (loss) related to discontinued operations	-	9	-	(9)

Net income (loss)	$22	$(611)	$(3,605)	$(2,053)

Basic and diluted net income (loss) per share from
continuing operations	$0.00	$(0.13)	$(0.64)	$(0.44)

Basic and diluted net income per share from
discontinued operations	$0.00	$0.00	$0.00	$0.00

Basic and diluted net income (loss) per share	$0.00	$(0.13)	$(0.64)	$(0.44)

SEGMENT INFORMATION

U.S. dollars in thousands

	Three months ended December 31, 2005
	Connectivity	Communication	Electronics Components	Not allocated	Consolidated

Revenues	$620	$679	$4,953	$-	$6,252

Gross profit	$477	$208	$526	$-	$1,211

Operating profit (loss)	$138	$(517)	$(296)	$(119)	$(794)

	Three months ended December 31, 2004
	Connectivity	Communication	Electronics Components	Not allocated	Consolidated

Revenues	$1,464	$867	$1,908	$-	$4,239

Gross profit	$855	$376	$327	$-	$1,558

Operating profit (loss)	$123	$(397)	$66	$(175)	$(383)

	Year ended December 31, 2005
	Connectivity	Communication	Electronics Components	Not allocated	Consolidated

Revenues	$3,926	$2,954	$20,253	$(80)	$27,053

Gross profit	$2,425	$783	$3,820	$-	$7,028

Operating profit (loss)	$235	$(2,374)	$727	$(702)	$(2,114)

	Year ended December 31, 2004
	Connectivity	Communication	Electronics Components	Not allocated	Consolidated

Revenues	$5,011	$1,363	$1,908	$-	$8,282

Gross profit	$2,933	$414	$327	$-	$3,674

Operating profit (loss)	$1,009	$(1,846)	$66	$(770)	$(1,541)

B.O.S. BETTER ONLINE SOLUTIONS LTD.

AND ITS SUBSIDIARIES

CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2005

U.S. DOLLARS IN THOUSANDS

■	Kost Forer Gabbay & Kasierer 3 Aminadav St. Tel-Aviv 67067, Israel	■	Phone: 972-3-6232525 Fax: 972-3-5622555

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders of

B.O.S. BETTER ONLINE SOLUTIONS LTD.

        We have audited the accompanying consolidated balance sheets of B.O.S Better Online Solutions Ltd. (“the Company”) and subsidiaries as of December 31, 2005 and 2004, and the related consolidated statements of operations, changes in shareholders’ equity and cash flows for each of the three years in the period ended December 31, 2005. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits. We did not audit the December 31, 2004 financial statements of Odem Electronic Technologies 1992 Ltd (“Odem”) a subsidiary, whose statements reflect total assets constituting 30.6% as of December 31, 2004, and total revenues for the period from November 18, 2004 (date of acquisition of Odem) to December 31, 2004 constituting 23.5% of the related consolidated total revenues. Those statements were audited by other auditors whose reports have been furnished to us, and our opinion, insofar as it relates to amounts included for Odem, is based solely on the reports of the other auditors. Those auditors expressed an unqualified opinion on those statements in their report dated March 25, 2005.

        We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Company’s internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management and evaluating the overall financial statement presentation. We believe that our audits and the report of the other auditors provide a reasonable basis for our opinion.

        In our opinion, based on our audits and the report of other auditors, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of the Company and its subsidiaries at December 31, 2005 and 2004, and the consolidated results of their operations and their cash flows for each of the three years in the period ended December 31, 2005, in conformity with U.S. generally accepted accounting principles.

Tel-Aviv, Israel	KOST FORER GABBAY & KASIERER
March 27, 2006	A Member of Ernst & Young Global

B.O.S. BETTER ONLINE SOLUTIONS LTD.
AND ITS SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS

U.S. dollars in thousands

	December 31,
	2005	2004

ASSETS

CURRENT ASSETS:
Cash and cash equivalents	$2,346	$2,578
Marketable securities (Note 5)	1,333	2,324
Trade receivables (net of allowance for doubtful accounts of $ 3 and $ 38 at
December 31, 2005 and 2004, respectively)	5,199	4,557
Other accounts receivable and prepaid expenses (Note 3)	592	722
Inventories (Note 4)	3,323	3,086

Total current assets	12,793	13,267

LONG-TERM ASSETS:
Long term marketable securities (note 5)	-	757
Severance pay fund	937	1,143
Investment in an affiliated company (note 6)	722	2,472
Investment in other companies (note 7)	4,690	-

Total long-term assets	6,349	4,372

OTHER ASSETS	49	395

PROPERTY, PLANT AND EQUIPMENT, NET (Note 8)	667	1,019

GOODWILL (Note 10)	952	1,569

CUSTOMER LIST AND OTHER INTANGIBLE ASSETS, NET (Note 9)	1,836	1,860

ASSETS RELATED TO DISCONTINUED OPERATIONS (Note 1c)	-	3

	$22,646	$22,485

The accompanying notes are an integral part of the consolidated financial statements.

B.O.S. BETTER ONLINE SOLUTIONS LTD.
AND ITS SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS

U.S. dollars in thousands, except share and per share data

	December 31,
	2005	2004

LIABILITIES AND SHAREHOLDERS' EQUITY

CURRENT LIABILITIES:
Short term loans from banks (Note 11)	$2,271	$1,354
Current maturities of long-term bank loans and convertible note	354	643
Trade payables	3,367	3,845
Employees and payroll accruals	772	664
Deferred revenues	258	364
Accrued expenses and other liabilities (Note 12)	1,571	1,141

Total current liabilities	8,593	8,011

LONG-TERM LIABILITIES:
Bank loans (net of current maturities) (Note 13)	17	54
Convertible note (net of current maturities) (Note 14)	921	1,151
Put option issued to minority shareholders in a subsidiary	-	359
Deferred taxes	422	348
Accrued severance pay	1,190	1,468

Total long-term liabilities	2,550	3,380

MINORITY INTEREST IN A SUBSIDIARY	-	809

LIABILITIES RELATED TO DISCONTINUED OPERATIONS (Note 1c)	237	237

COMMITMENTS AND CONTINGENT LIABILITIES (Note 15)

SHAREHOLDERS' EQUITY (Note 16):
Share capital
Ordinary shares of NIS 4.00 par value: Authorized: 8,750,000 shares at
December 31, 2005 and 2004; Issued and outstanding: 6,589,385 and 4,737,658
shares at December 31, 2005 and 2004, respectively;	6,432	4,823
Additional paid-in capital	47,588	44,426
Deferred stock-based compensation	(112)	(174)
Accumulated other comprehensive income	21	31
Accumulated deficit	(42,663)	(39,058)

Total shareholders' equity	11,266	10,048

Total liabilities and shareholder's equity	$22,646	$22,485

The accompanying notes are an integral part of the consolidated financial statements.

B.O.S. BETTER ONLINE SOLUTIONS LTD.
AND ITS SUBSIDIARIES
CONSOLIDATED STATEMENTS OF OPERATIONS

U.S. dollars in thousands, except per share data

	Year ended December 31,
	2005	2004	2003

Revenues	$27,053	$8,282	$5,728
Cost of revenues	20,109	4,608	1,794
Reversal of Royalties (Note 18a)	84	-	339

Gross profit	7,028	3,674	4,273

Operating costs and expenses:
Research and development	2,608	2,296	2,129
Less - grants and participation	(296)	(492)	(283)
Sales and marketing	3,563	1,706	2,178
General and administrative	3,267	1,705	1,317
Restructuring and related costs	-	-	678

Total operating costs and expenses	9,142	5,215	6,019

Operating loss	(2,114)	(1,541)	(1,746)
Financial income (expenses), net (Note 18b)	(448)	(158)	109
Other income, net (Note 1c)	1,134	-	45

Loss before taxes on income	(1,428)	(1,699)	(1,592)
Taxes on income (Note 17)	(204)	(20)	-

Net loss after taxes	(1,632)	(1,719)	(1,592)

Equity in losses of an affiliated company	(1,750)	(308)	(465)
Minority interest in earnings of a subsidiary	(223)	(17)	-

Loss from continuing operations	(3,605)	(2,044)	(2,057)
Income (loss) related to discontinued operations (Note 1c)	-	(9)	2,036

Net loss	$(3,605)	$(2,053)	$(21)

Basic and diluted net loss per share from continuing operations
(Note 18c)	$(0.64)	$(0.44)	$(0.56)

Basic and diluted net income (loss) per share from discontinued
operations (Note 18c)	$0.00	$0.00	$0.55

Basic and diluted net loss per share (Note 18c)	$(0.64)	$(0.44)	$(0.01)

The accompanying notes are an integral part of the consolidated financial statements.

B.O.S. BETTER ONLINE SOLUTIONS LTD.
AND ITS SUBSIDIARIES
STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY

U.S. dollars in thousands, except share data

	Ordinary shares	Share capital	Additional paid in capital	Deferred stock- based compensation	Accumulated other comprehensive income	Treasury shares	Accumulated deficit	Total comprehensive loss	Total shareholders' equity

Balance at January 1, 2003	3,177,264	$3,690	$41,319	$-	$-	$(150)	$(36,844)		$8,015

Issuance of shares related to
share swap transaction	633,102	537	1,059	-	-	-	-		1,596
Issuance of shares related to
the private placement	357,143	82	846	-	-	-	-		928
Stock-based compensation
related to warrants issued
to service providers	-	-	23	-	-	-	-		23
Net loss	-	-	-	-	-	-	(21)	$(21)	(21)
Total other comprehensive loss	-	-	-	-	-	-	-	-	-

Total comprehensive loss								$(21)

Balance at December 31, 2003	4,167,509	4,309	43,247	-	-	(150)	(36,865)		10,541

Deferred employee share-based
compensation	-	-	179	(179)	-	-	-		-
Amortization of deferred
employee stock-based
compensation	-	-		5	-	-	-		5
Issuance of shares related to
the acquisitions of Quasar
and Odem, net	570,149	514	784		-	150	(140)		1,308
Stock based compensation
related to warrants issued
to service providers	-	-	117		-	-	-		117
Warrants issued related to
convertible note	-	-	99	-	-	-	-		99
Other comprehensive loss
Net loss	-	-	-	-	-	-	(2,053)	$(2,053)	(2,053)
Unrealized gain on available
for sales marketable
securities	-	-	-		5	-	-	5	5
Foreign currency translation
adjustments	-	-	-		26	-	-	26	26

Total comprehensive loss								$(2,022)

Balance at December 31, 2004	4,737,658	4,823	44,426	(174)	31	-	(39,058)		10,048

The accompanying notes are an integral part of the consolidated financial statements.

B.O.S. BETTER ONLINE SOLUTIONS LTD.
AND ITS SUBSIDIARIES
STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY

U.S. dollars in thousands, except share data

	Ordinary shares	Share capital	Additional paid in capital	Deferred stock- based compensation	Accumulated other comprehensive income	Treasury shares	Accumulated deficit	Total comprehensive loss	Total shareholders' equity

Balance at January 1, 2005	4,737,658	$4,823	$44,426	$(174)	$31	$-	$(39,058)	$-	$10,048

Amortization of deferred
employee stock-based
compensation	-	-	-	62	-	-	-	-	62
Conversion of convertible note	640,293	570	1,046	-	-	-	-	-	1,616
Issuance of shares related to
acquisition of Odem, net	232,603	202	330	-	-	-	-	-	532
Issuance of shares related to
the private placement, net	953,743	815	1,225	-	-	-	-	-	2,040
Exercise of employee options	25,088	22	28	-	-	-	-	-	50
Stock-based compensation
related to warrants issued
to service providers	-	-	348	-	-	-	-	-	348
Warrants issued related to
convertible note	-	-	185	-	-	-	-	-	185
Net loss	-	-	-	-	-	-	(3,605)	(3,605)	(3,605)
Loss on available for sales
marketable securities	-	-	-	-	(4)	-	-	(4)	(4)
Foreign currency translation
adjustment	-	-	-	-	(6)	-	-	(6)	(6)

Total comprehensive loss								$(3,615)

Balance at December 31, 2005	6,589,385	$6,432	$47,588	$(112)	$21	$-	$(42,663)		$11,266

The accompanying notes are an integral part of the consolidated financial statements.

B.O.S. BETTER ONLINE SOLUTIONS LTD.
AND ITS SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS

U.S. dollars in thousands

	Year ended December 31,
	2005	2004	2003

Cash flows from operating activities:
Net loss	$(3,605)	$(2,053)	$(21)
Adjustments to reconcile net loss to net cash used in operating activities:
Loss (income) from discontinued operations	-	9	(2,036)
Depreciation and amortization of intangible assets	581	351	307
Amortization of premium and accretion of accrued interest on
available-for-sale marketable securities	35	47	101
Impairment of property and equipment	-	-	110
Increase (decrease) in accrued severance pay, net	(72)	8	36
Equity in losses of an affiliated company	1,750	308	465
Minority interest in earnings in a subsidiary	223	17	-
Stock based compensation related to employees	59	5	-
Capital gain from sale of product line	(273)	-	-
Capital gain from sale of Communication Division	(779)	-	-
Net loss from decrease in value of put options	8	-	-
Capital loss from sale of property and equipment	3	5	6
Gain on sale of marketable securities	-	-	(13)
Stock based compensation related to warrants issued to service
providers	244	121	23
Financial expenses related to warrants issued in connection with
long-term convertible note	120	78	-
Decrease (increase) in trade receivables	(678)	(342)	448
Decrease in deferred taxes	(88)	(47)	-
Decrease in other accounts receivable and prepaid expenses	125	33	131
Increase in inventories	(1,156)	(461)	(106)
Increase (decrease) in trade payables	(308)	961	(580)
Decrease in employees and payroll accruals, deferred revenues,
accrued expenses and other liabilities	(90)	(63)	(808)

Net cash used in operating activities from continuing operations	(3,901)	(1,023)	(1,937)
Net cash used in operating activities from discontinued operations	(3)	(96)	(1,032)

Net cash used in operating activities	(3,904)	(1,119)	(2,969)

Cash flows from investing activities:
Purchase of property and equipment	(272)	(214)	(64)
Proceeds from sale of property and equipment	13	38	8
Proceeds from sale of product line	257	-	-
Payment on account of sale of Communication division	(1,060)	-	-
Investment in long-term marketable securities	(607)	(1,247)	(971)
Proceeds from redemption of marketable securities	2,316	1,000	1,001
Investment in an affiliated company	-	-	(155)
Acquisitions, net of cash acquired (a,b)	(1,124)	(1,443)	-
Realization of restricted cash	-	-	700

Net cash provided by (used in) investing activities	(477)	(1,866)	519

Cash flows from financing activities:
Repayment of short term and long term bank loans	(55)	(93)	-
Proceeds from short term bank loans	933	-	-
Proceeds from long term convertible note and warrants, net of
issuance expenses	1,246	1,787	-
Payment of long term convertible note	(55)	(80)	-
Proceeds from issuance of shares and exercise of options, net	2,090	-	928
Issuance expenses related to investment in an affiliated company	-	-	(159)

Net cash provided by financing activities from continuing operations	4,159	1,614	769
Net cash used in financing activities from discontinued operations	-	-	(47)

Net cash provided by financing activities	4,159	1,614	722

Decrease in cash and cash equivalents	(222)	(1,371)	(1,728)
Decrease in cash and cash equivalents from discontinued operations	3	66	354
Effect of exchange rate changes on cash and cash equivalents	(13)	11	-
Cash and cash equivalents at the beginning of the year	2,578	3,872	5,246

Cash and cash equivalents at the end of the year	$2,346	$2,578	$3,872

The accompanying notes are an integral part of the consolidated financial statements.

B.O.S. BETTER ONLINE SOLUTIONS LTD.
AND ITS SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS

U.S. dollars in thousands

	Year ended December 31,
	2005	2004	2003

Supplemental disclosure of cash flow activities:

(i) Net cash paid during the year for:
Interest	$126	$129	$1

Income tax	$309	$-	$-

(ii) Non-cash activities:

Investment in an affiliated company against issuance of shares	$-	$-	$1,755

Conversion of convertible note into shares	$1,614	$-	$-

Sale of Communication division in consideration for shares in
Qualmax	$4,690	$-	$-

Sale of PrintBos
Consideration	$275	$-	$-
Disposal of fixed assets	(28)	-	-
Disposal of liability	100	-	-
Related expenses	(74)	-	-

Capital gain	$273	$-	$-

Sale of Communication division
Consideration, net	$3,690	$-	$-
Disposal of tangible and intangible assets	(2,425)	-	-
Related expenses	(486)	-	-

Capital gain	$779	$-	$-

(a) Acquisition of Quasar:

Fair value of net assets acquired (excluding cash and cash
equivalents) and liabilities assumed at acquisition date:	$-	$597	$-

Less - amount acquired by issuance of shares	-	(539)	-

	$-	$58	$-

B.O.S. BETTER ONLINE SOLUTIONS LTD.
AND ITS SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS

U.S. dollars in thousands

	Year ended December 31,
	2005	2004	2003

(b) Acquisition of Odem:

Fair value of net tangible assets acquired (excluding cash
and cash equivalents) and liabilities assumed at
acquisition date:	$1,020	$1,366	$-
Fair value of net intangible assets acquired at acquisition
date:	718	927	-

Less -
Amount acquired by issuance of shares	532	769	-
Payables	219	139	-
Add-
Cancellation of Put and Call options	137	-	-

	$1,124	$1,385	$-

The accompanying notes are an integral part of the consolidated financial statements.

B.O.S. BETTER ONLINE SOLUTIONS LTD.
AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except for share and share data)

NOTE 1:	–	GENERAL

a.	B.O.S. Better Online Solutions Ltd. is an Israeli corporation (together with its subsidiaries “the Company”).

The Company’s wholly-owned subsidiary BOScom Ltd. (“BOScom”) develops high technology connectivity solutions that provide PC emulation products for the IBM iSeries (AS/400). BOScom was involved in cross platform printing solutions answering a demand for central printing and output management solutions in organizations which was sold during 2005 (see note 1c).

B.O.S. Communication Division Segment included: BOScom’s business of communication solutions which provide multi-path, intelligent routing voice over IP gateways and the Company’s wholly-owned subsidiary Quasar Telecom (2004) Ltd. (“Quasar”), which provide communication solutions based on cellular technology. The assets and liabilities of the Communication Segment have been disposed of as part of the disposal of the Communication Division (see note 1c)

In September and November 2005, the Company purchased an additional 23.9% and 12.3%, respectively, of the outstanding shares of Odem Electronic Technologies 1992 Ltd. (“Odem”). Following these purchase, the Company owns 100% of Odem. Odem is a solutions supplier of electronic components and systems to the technologies sector (see note 1b).

The Company’s products are sold and supported directly and through a network of distributors and value-added resellers.

In addition, the Company holds shares in two affiliated companies:

1)	8.7% interest in Surf Communication Solutions Ltd. (“Surf”), a developer and supplier of access and network convergence software solutions to the wire line and wireless telecommunications and data communications industries.

2)	Approximately 16% interest in Qualmax Inc. a US corporation (“Qualmax”) which is a developer and supplier of Voice over IP technology products and services. The Company’s holdings in Qualmax were received as the consideration for the sale of the communication division (See note 1c).

b.	Business combinations:

1)	Acquisition of Quasar Communication systems Ltd. assets (“QCS”).

In September 2004, the Company entered into an agreement with QCS, to purchase the assets of QCS, for an aggregate consideration of $ 539 by the issuance of 285,000 of the Company’s ordinary shares. The assets of QCS were transferred to Quasar Telecom (2004) Ltd., a wholly owned subsidiary of the Company. The results of Quasar’s operations have been included in the consolidated financial statements since September 28, 2004 (“the closing date”). On December 31, 2005, the Company sold the assets of Quasar as part of the disposal of the Communication Division.

B.O.S. BETTER ONLINE SOLUTIONS LTD.
AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except for share and share data)

NOTE 1:	–	GENERAL (Cont.)

The Company's consolidated financial statements reflect the purchase price determined as follows:

Quasar
September 30, 2004

Issuance of shares (1)	$539
Transaction costs	58

Total purchase price	$597

(1)	The value of the Ordinary shares issued was determined based on the average market price of the Company’s Ordinary shares over the period of two days before and after the terms of the transaction were agreed to and announced.

The acquisition has been treated using the purchase method of accounting in accordance with SFAS141 “Business Combinations”. The purchase price has been allocated to the assets acquired and liabilities assumed based on their estimated fair value at the date of acquisition. The excess of the purchase price over the estimated fair value of the tangible and intangible assets acquired has been recorded as goodwill.

The Company has allocated the total cost of the acquisition in 2004 as follows.

Allocation of purchase consideration	Quasar	Estimated useful life

Tangible assets	$77
Inventory purchase commitment (1)	(147)
Trade name (2)	180	7 years
Core technology (3)	125	5 years
Distribution networks (4)	200	5 years
Goodwill	162

Total purchase price	$597

(1)	The Company purchased Quasar Communication Systems Ltd inventory in the ordinary course of business for a cash consideration of $ 517. The fair value of Quasar’s inventory at the purchase date amounted to $ 370. A provision in the amount of $ 147 has been recorded at the date of the acquisition.

(2)	The Company’s allocation of purchase price valuated the acquired trade name using the relief from royalty approach.

(3)	The Company’s allocation of purchase price valuated the acquired core technology using the discounted cash flows to be derived from the sales of these products to present value.

B.O.S. BETTER ONLINE SOLUTIONS LTD.
AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except for share and share data)

NOTE 1:	–	GENERAL (Cont.)

(4)	The Company’s allocation of purchase price valuated the acquired distribution networks by calculating the savings realized by the Company through obtaining a pre-existing distribution network.

2)	Acquisition of Odem:

On November 18, 2004 the Company purchased 63.8% of the outstanding shares of Odem, from Odem’s existing shareholders. In consideration for Odem’s shares the Company (i) issued 290,532 of the Company’s ordinary shares subject to “lock-up”periods of 2 to 4 years and (ii) paid an amount of $ 1,971 in cash. In addition, Odem’s selling shareholders and the Company had certain put and call options, based on performance, with respect to all of the remaining Odem shares held by such sellers, exercisable for a consideration comprised of additional cash and issuance of additional ordinary shares of the Company. The Company recorded assets and liability with respect to these options at fair value. The put option liability will be measured periodically until it expires or is exercised and the changes in the fair value will be charged to finance expenses.

On September 29, 2005 and November 1, 2005, the Company purchased an additional 23.9% and 12.3%of the outstanding shares of Odem respectively, from Odem’s minority shareholders. Following these purchases, the Company owns 100% of Odem. In consideration for the 12.3% of Odem’s shares purchased on November, 2005 the Company paid $ 554, in cash and for the 23.9% of Odem’s shares purchase on September, 2005 the Company (i) issued 232,603 of the Company’s ordinary shares subject to “lock up”periods of 2 to 4 years and (ii) $ 716 to be paid in cash.

The Company’s consolidated financial statements reflect the purchase price determined as follows:

	Odem
	November 1, 2005	September 29, 2005	November 18, 2004	Total

Issuance of shares (1)	$-	$532	$769	$1,301
Cash consideration	554	716	1,971	3,241
Transaction costs	19	54	139	212
Cancellation of put and
call options	(33)	(104)	-	(137)

Total purchase price	$540	$1,198	$2,879	$4,617

(1)	The value of the Ordinary shares issued was determined based on the average market price of the Company’s Ordinary shares over the period of two days before and after the terms of the transaction were agreed to and announced.

B.O.S. BETTER ONLINE SOLUTIONS LTD.
AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except for share and share data)

NOTE 1:	–	GENERAL (Cont.)

The acquisitions have been treated using the purchase method of accounting in accordance with SFAS141 “Business Combinations”. The purchase price has been allocated to the assets and liabilities assumed acquired based on their estimated fair value at the date of acquisition. The excess of the purchase price over the estimated fair value of the tangible and intangible assets acquired has been recorded as goodwill.

The Company has allocated the total cost of Odem acquisition in 2005 as follows.

Allocation of purchase consideration	November 1, 2005	September 29, 2005	Total	Estimated useful life

Tangible assets	$340	$681	$1,021
Customer list (1)	85	509	594	9 years
Deferred tax liability	(23)	(136)	(159)	9 years
Goodwill	138	144	282

Total purchase price	$540	$1,198	$1,738

(1)	The Company’s allocation of purchase price valuated the acquired customer list by calculating cash flow as a direct result of the customer relationship.

The Company has allocated the total cost of the acquisition in 2004 as follows:

Allocation of purchase consideration	Odem	Estimated useful life

Cash	$586
Tangible assets	780
Put option to minority shareholders (2)	(359)
Call option to minority shareholders (2)	230
Customer list (1)	1,406	10 years
Deferred tax liability	(430)	10 years
Goodwill	666

Total purchase price	$2,879

(1)	The Company’s allocation of purchase price valuated the acquired customer list by calculating cash flow benefit as a direct result of the customer relationship.

(2)	The put and call options were valuated by using the Black & Scholes option pricing model.

B.O.S. BETTER ONLINE SOLUTIONS LTD.
AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except for share and share data)

NOTE 1:	–	GENERAL (Cont.)

The following unaudited pro forma financial information presents the Company’s results of operations as if the acquisitions had occurred as of the beginning of the fiscal years 2003 and 2004, after giving effect to certain adjustments, including amortization of intangible assets. The unaudited pro forma financial information does not necessarily reflect the results of operations that would have occurred, and is not necessarily indicative of results which may be obtained in the future.

Year ended December 31, 2004

Pro forma revenues	$24,154

Pro forma net loss from continuing operations	$(2,631)

Pro forma basic and diluted net loss per share from continuing
operations	$(0.56)

c.	1)	Sale of product line

On July 18, 2005, BOScom signed an asset purchase agreement with Consist Technologies Ltd. and Consist International Inc. (collectively, “Consist”), for the sale of its PrintBOS product line in consideration of $ 500 and a contingent payment in each of the next three years equal to 6-10% of future revenues exceeding $1,000 per year, generated by Consist from the PrintBOS product line. The Company has accounted for a gain of $ 273 in 2005. As of December 31, 2005, the Company has received $ 375 and the remaining $ 125 has been placed in escrow, pending repayment of royalties to the Office of the Chief Scientist (“OCS”) on sales of PrintBOS products.

2)	Sale of Communication Division:

On December 31, 2005, the Company sold its Communications Division Segment (hereinafter “Communications Division”), including its property and equipment, goodwill, technology, trade name, existing distribution channels and related contingent liability to the Office of the Chief Scientist to IP Gear Ltd. (“IP Gear”), a wholly owned Israeli subsidiary of Qualmax. The consideration paid to the Company in the transaction was approximately 3.2 million Qualmax shares of common stock constituting approximately 16% of Qualmax’s total issued and outstanding Common Stock and $800 in royalties to be paid at a rate of 4% from future revenues IP Gear will generate from the disposed division (“Royalties”) with the entire $ 800 due no later than 90 days from the third anniversary of the closing of the transaction. Additional shares may be issued to the Company at the end of four consecutive fiscal quarters following the closing of the transaction, contingent upon IP Gear generating by then a certain level of revenues from the disposed division (“Earn Out Shares”). The maximum number of Earn Out Shares that may further be issued to the Company is approximately 1 million, constituting an additional 5%, of Qualmax outstanding shares. The Company received certain piggy-back registration rights with respect to the Qualmax shares. The Company does not have a representative on the Board of Directors of Qualmax.

B.O.S. BETTER ONLINE SOLUTIONS LTD.
AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except for share and share data)

NOTE 1:	–	GENERAL (Cont.)

The Company accounted for its holdings in Qualmax shares on the cost basis since these shares are restricted stock.

In addition, the Company and IP Gear entered into an Outsourcing Agreement, pursuant to which the Company will provide IP Gear with certain operating services relating to the sold Communications Division. The first three months of services will be provided for no charge and IP Gear shall pay for these services starting from April 2006. IP Gear can elect to pay for the services rendered in April thru June 2006 by issuance to the Company of Qualmax shares valued at a predetermined price of $1.43 per share. The Company undertook to provide these services at least until December 31, 2006 (12 months from closing).

The Company also granted a bridge loan to IP Gear in the amount of $1,000. The term of the loan is three years and it bears interest equal to the Prime rate plus 2.5%, up to a maximum of 12%. In the first 18 months, IP Gear shall pay only the interest accrued on the loan and monthly principal and interest payments shall commence thereafter. The loan granted to IP Gear is secured by a first priority floating charge, which may be subordinated to a charge in favor of Bank of America, NA in the event such charge is recorded. In addition repayment is guaranteed by Qualmax Inc.

The loan agreement provides that if the disposed division would incur in the first quarter of 2006, losses that exceed $250, the principal amount to be repaid under the loan shall be reduced by the excess losses. In such event, Qualmax shall issue to the Company additional shares of Common Stock against such reduction, valued at a predetermined price of $1.43 per share. In addition, the loan shall be immediately repaid in the event Qualmax raises by way of equity financing (or a series of equity financings) an aggregate amount equal to at least $ 4,500.

Qualmax also issued to the Company a five-year warrant for the purchase of up to 107,143 shares, constituting less than 1%, of its outstanding shares in Qualmax, at the exercise price of $2.80 per share (“Warrants”). The Company received certain piggy-back registration rights with respect to the shares underlying the warrant.

December 31, 2005

Consideration:
Approximately 3.2 million ordinary shares of Qualmax (1)	$4,586
107,143 warrants (2)	104
Loan granted to IP Gear	(1,000)

Total consideration	3,690

Cost:
Disposal of inventory, property and equipment and intangible assets
related to the Communication segment	2,425
Transactions related cost	486

Total cost	2,911

Capital gain	$779

(1)	Valuated at $ 1.43 per share
(2)	Valuated at $ 0.97 per warrant

B.O.S. BETTER ONLINE SOLUTIONS LTD.
AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except for share and share data)

NOTE 1:	–	GENERAL (Cont.)

The Company has not accounted for the Communication Division as a “discontinued operation” due to its continuing involvement reflected in the loan and the outsourcing agreement, in accordance with EITF 03-13.

d.	Discontinued operations:

On June 1, 1998, the Company acquired 100% of the share capital of Pacific Information Systems Inc. (“Pacinfo”), a U.S. corporation. Pacinfo was a reseller of computer networking products.

During the fourth quarter of 2002, the Company initiated a plan to cease operations of Pacinfo.

The results of operations including revenues, operating expenses and other income and expenses of Pacinfo for 2004 and 2003 have been reclassified in the accompanying statements of operations as discontinued operations. The Company’s balance sheets at December 31, 2005 and 2004 reflect the net assets and liabilities of Pacinfo as liabilities and assets related to discontinued operations.

The carrying amounts of the major classes of assets and liabilities included as part of the discontinued operations are:

	December 31,
	2005	2004

Cash	$-	$3
Trade receivables, other receivables and prepaid expenses	-	-
Property and equipment, net	-	-

Assets of discontinued operations	$-	$3

Trade payables	$194	$194
Accrued expenses and other liabilities	43	43

Liabilities of discontinued operations	$237	$237

The results of operations, including revenues, cost of revenues and operating expenses of Pacinfo’s operations for 2004 and 2003 have been reclassified in the statements of operations. Taxes were not attributed to the discontinued operations due to utilization of losses from previous years, for which a valuation allowance was provided.

Summarized selected financial information of the discontinued operations is as follows:

	Year ended December 31,
	2005	2004	2003

Revenues	$-	$-	$25

Net income (loss)	$-	$(9)	$2,036

B.O.S. BETTER ONLINE SOLUTIONS LTD.
AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except for share and share data)

NOTE 2:	–	SIGNIFICANT ACCOUNTING POLICIES

The consolidated financial statements are prepared according to United States generally accepted accounting principles ("U.S. GAAP").

a.	Use of estimates:

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

b.	Financial statements in U.S. dollars (“dollar”):

A substantial portion of the Company’s revenues is generated in U.S. dollar (“dollars”). In addition, most of the Company’s costs are incurred in dollars. Company’s management believes that the dollar is the primary currency of the economic environment in which the Company operates. Thus, the functional and reporting currency of the Company is the dollar.

Accordingly, monetary accounts maintained in currencies other than the dollar are remeasured into U.S. dollars in accordance with Statement No. 52 of the Financial Accounting Standards Board (“FASB”) “Foreign Currency Translation”. All transactions gains and losses from the remeasurement of monetary balance sheet items are reflected in the statements of operations as financial income or expenses as appropriate.

The functional currency of the Odem subsidiary, whose functional currency as of December 31, 2004, was other than dollar and has been translated into U.S. dollars, has changed on April 1, 2005, due to significant changes in circumstances initiated by management, which consisting of; Odem transition from New Israeli Shekels (NIS) to U.S. dollars of Odem’s majority sales, majority expenses and budget, which indicate a functional currency change. In accordance with FAS 52, “Foreign Currency Translation” and since the functional currency changed from a foreign currency to the reporting currency, dollars, the translation adjustments as of March 30, 2005, prior to the change have not been removed from equity and the translated amounts for nonmonetary assets as of March 30, 2005, prior to the change became the accounting basis for those assets in the periods starting April 1, 2005.

c.	Principles of consolidation:

The consolidated financial statements include the accounts of the Company and its subsidiaries. Inter-company transactions and balances including profits from inter-company sales not yet realized outside the Company have been eliminated upon consolidation.

d.	Cash equivalents:

Cash equivalents are short-term highly liquid investments that are readily convertible to cash originally purchased with maturities of less than three months.

B.O.S. BETTER ONLINE SOLUTIONS LTD.
AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except for share and share data)

NOTE 2:	–	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

e.	Marketable securities:

The Company accounts for investments in debt securities in accordance with Statement of Financial Accounting Standard No.115, “Accounting for Certain Investments in Debt and Equity Securities” (“FAS 115”). Management determines the appropriate classification of its investments in debt and equity securities at the time of purchase and reevaluates such determinations at each balance sheet date. Until November 30, 2005, debt securities have been classified as held-to-maturity since the Company had the positive intent and ability to hold the securities to maturity and they are stated at amortized cost. The amortized cost of held-to-maturity securities is adjusted for amortization of premiums and accretion of discounts to maturity. Such amortization and decline in value judged to be other than temporary and interest are included in financial income, net. Beginning December 1, 2005, the debt securities are classified as “available-for-sale” since the Company does not have the intent to hold the securities to maturity, and are stated at fair value. Due to the change in classification of the securities to “available-for-sale”, the unrealized holding gain at the date of transfer has been reported in other comprehensive income.

Available-for-sale securities are carried at fair value with unrealized gains, and are reported as a separate item under “other comprehensive loss”.

f.	Inventories:

Inventory write-offs are provided to cover risks arising from slow-moving items or technological obsolescence. As of December 31, 2005 and 2004, inventory is presented net of $ 100 and $ 300, respectively, for technological obsolescence and slow moving items (see also Note 4).

Inventories are valued at the lower of cost or market value. Cost is determined as follows:

Raw and packaging materials – moving average cost method. Products in progress and finished products – on the production costs basis.

g.	Grants and royalty-bearing grants:

Grants and royalty-bearing grants from the Chief Scientist of the Ministry of Industry and Trade in Israel for funding certain approved research projects are recognized at the time the Company is entitled to such grants, on the basis of the related costs incurred, and are presented as a deduction of research and development costs.

h.	Investment in an affiliated company:

An affiliated company is a company in which the Company is able to exercise significant influence, but that is not a consolidated subsidiary and is accounted for by the equity method, net of write-down for decrease in fair value which is not of a temporary nature. The Company’s investment in Surf has been included as an affiliated company until September 30, 2005 (see note 6).

B.O.S. BETTER ONLINE SOLUTIONS LTD.
AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except for share and share data)

NOTE 2:	–	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

The investment in an affiliated company represents investments in Ordinary shares and Preferred shares of that Company. The Company applies EITF 99-10, “Percentage Used to Determine the Amount of Equity Method Losses”. Accordingly, losses of the affiliated company are recognized based on the ownership level of the particular security of the affiliated company held by the Company.

The Company’s investment in this company is reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of the investment may not be recoverable, in accordance with Accounting Principle Board Opinion No. 18 “The Equity Method of Accounting for Investments in Common Stock” (“APB No. 18”). During 2005, an impairment of 1,385 has been recorded in “equity in losses of an affiliated company” in the statement of operations. In 2004 and 2003, based on management’s analyses, no impairment losses were identified.

i	Investment in other companies:

Investment in companies are investments through which the Company is not able to exercise significant influence over the investee’s financial policies and which do not meet the fair value availability criteria of FAS 115 (“readily determined sales price currently available on a security exchange”), consequently such investments are accounted for by the cost method.

The Company’s investment in such companies is reviewed for impairment whenever events of changes in circumstances indicate that the carrying amount of the investment may not be recoverable in accordance with APB No. 18. No impairment has been identified during 2005.

j.	Property plant and equipment:

Property, plant and equipment are stated at cost, net of accumulated depreciation. Depreciation is calculated by using the straight-line method over the estimated useful lives of the assets, at the following annual rates:

	%

Computers and software	20 - 33	(mainly 33%)
Office furniture and equipment	6 - 15	(mainly 10%)
		(over the period of the lease 10 years or the
Leasehold improvements-	10	shorter of the life of the assets)
Vehicles	15
Plant	4

k.	Impairment of long-lived assets:

The Company’s long-lived assets are reviewed for impairment in accordance with Statement of Financial Accounting Standard No. 144 “Accounting for the Impairment or Disposal of Long-Lived Assets” (“SFAS No. 144”) whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to the future undiscounted cash flows expected to be generated by the assets. If such assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the assets exceeds the fair value of the assets. The Company has recorded impairment losses of $ 0, $ 0 and $ 110 for the years ended December 31, 2005, 2004 and 2003, respectively.

B.O.S. BETTER ONLINE SOLUTIONS LTD.
AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except for share and share data)

NOTE 2:	–	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

l.	Goodwill:

Goodwill represents excess of the costs over the net assets of businesses acquired. SFAS No. 142 requires goodwill to be tested for impairment at least annually or between annual tests in certain circumstances, and written-down when impaired. Goodwill attributable to each of the reporting units is tested for impairment by comparing the fair value of each reporting unit with its carrying value. Fair value is determined using income and market approaches. Significant estimates used in the methodologies include estimates of future cash flows, future short-term and long-term growth rates, weighted average cost of capital and estimates of market multiples for each of the reportable units. During 2005, 2004 and 2003 no impairment losses have been identified.

m.	Research and development costs:

Statement of Financial Accounting Standards No. 86 “Accounting for the Costs of Computer Software to be Sold, Leased or Otherwise Marketed,” (“SFAS No. 86”) requires capitalization of certain software development costs subsequent to the establishment of technological feasibility. Based on the Company’s product development process, technological feasibility is established upon completion of a working model. Research and development costs incurred in the process of developing product improvements or new products, are generally charged to expenses as incurred, net of participation of the Office of the Chief Scientist of the Israeli Ministry of Industry and Trade. Costs incurred by the Company between completion of the working model and the point at which the product is ready for general releases are insignificant.

n.	Severance pay:

The Company’s liability for severance pay for Israeli resident employees is calculated pursuant to the Israeli severance pay law based on the most recent salary of the employees multiplied by the number of years of employment as of the balance sheet date. Employees are entitled to one month’s salary for each year of employment or a portion thereof. The Company’s liability for its Israeli resident employees is covered by insurance policies designed solely for distributing severance pay. The value of these policies is recorded as an asset in the Company’s balance sheet.

The insurance policies include profits accumulated up to the balance sheet date. The insurance policies may be withdrawn only upon complying with the Israeli severance pay law or labor agreements. The value of the deposited funds is based on the cash surrendered value of these policies and includes profits.

Severance expenses for 2005, 2004 and 2003 amounted to $ 256, $ 214 and $ 178, respectively.

B.O.S. BETTER ONLINE SOLUTIONS LTD.
AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except for share and share data)

NOTE 2:	–	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

o.	Revenue recognition:

The Company sells its products through direct sales, distributors and resellers channels.

The Company derives its revenues from the sale of products, license fees for its products, commissions, support and services.

Revenues from product sales are recognized in accordance with Staff Accounting Bulletin No. 104 “Revenue Recognition in Financial Statements” (“SAB 104”) when delivery has occurred, persuasive evidence of an arrangement exists, the vendor’s fee is fixed or determinable, no further obligation exists, and collectibility is reasonably assured.

Revenue from license fees is recognized in accordance with Statement of Position (“SOP”) 97-2 “Software Revenue Recognition”, when persuasive evidence of an agreement exists, delivery of the product has occurred, no significant obligations with regard to implementation remain, the fee is fixed or determinable, and collectibility is probable. The Company generally does not grant a right of return to its customers. When a right of return exists, the Company defers revenue until the right of return expires, at which time revenue is recognized provided that all other revenue recognition criteria have been met.

Revenues support are recognized ratably over the period of the support contract. The fair value of the support is determined based on the price charged when it is sold separately or renewed.

Revenues from commissions are recognized upon their actual receipt, since under agreements with suppliers consideration is received on the basis of collection from customers.

p.	Warranty:

BOScom provides a warranty of between 3 to 36 months at no extra charge, whereby defective hardware covered by the warranty should be sent back to the Company. The Company estimates the costs that may be incurred under its warranty and records a liability in the amount of such costs at the time product revenue is recognized. Factors that affect the Company’s warranty liability include the number of installed units, historical and anticipated rates of warranty claims, and cost per claim. The Company periodically assesses the adequacy of its recorded warranty liabilities and adjusts the amounts as necessary. As of December 31, 2005 and 2004, the Company’s product warranty amounted to $ 73 and $ 132, respectively.

q.	Income taxes:

The Company accounts for income taxes in accordance with Statement of Financial Accounting Standards No 109, “Accounting for Income Taxes”. This Statement prescribes the use of the liability method whereby deferred tax assets and liability account balances are determined based on differences between financial reporting and tax bases of assets and liabilities and are measured using the enacted tax rates and laws that will be in effect when the differences are expected to reverse. The Company has provided valuation allowances, in respect of deferred tax assets resulting from tax loss carryforward and other reserves and allowances due to its history of operating losses and current uncertainty concerning its ability to realize these deferred tax assets in the future.

B.O.S. BETTER ONLINE SOLUTIONS LTD.
AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except for share and share data)

NOTE 2:	–	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

r.	Concentrations of credit risk:

Financial instruments that potentially subject the Company to concentrations of credit risk consist principally of cash and cash equivalents, trade receivables, other accounts receivable and marketable securities.

Cash and cash equivalents are invested mainly in U.S. dollars in deposits with major banks in Israel. Management believes that the financial institutions that hold the investments of the Company are financially sound and, accordingly, minimal credit risk exists with respect to these investments.

The trade receivables of the Company are derived from sales to customers located primarily in Israel, United States and Europe. The Company generally does not require collateral; however, in certain circumstances, the Company may require letters of credit, other collateral, additional guarantees or advanced payments. An allowance for doubtful accounts is determined with respect to specific debts that are doubtful of collection.

Investments in marketable securities are conducted through a bank in Israel and include investments in corporate and governmental debentures. Management believes that the financial institutions that hold the Company’s investments are financially sound, the portfolio is well diversified and accordingly, minimal credit risk exists with respect to these investments.

The loan granted to IP Gear is secured by a first priority floating charge, which may be subordinated to a charge in favor of Bank of America, NA in the event such charge is recorded. In addition repayment is guaranteed by Qualmax Inc. (see note 1c(2)).

The Company has no off-balance-sheet concentrations of credit risk such as foreign exchange contracts, option contracts or other foreign hedging arrangements.

s.	Basic and diluted net loss per share:

Basic net loss per share is calculated based on the weighted average number of Ordinary shares outstanding during each year. Diluted net loss per share is calculated based on the weighted average number of Ordinary shares outstanding during each year, plus dilutive potential Ordinary shares considered outstanding during the year, in accordance with SFAS No. 128, “Earnings Per Share”.

The total number of shares related to the outstanding options and warrants excluded from the calculations of diluted net loss per share, since they would have an anti-dilutive effect, were 1,506,803, 855,783 and 505,178 for the years ended December 31, 2005, 2004 and 2003, respectively.

t.	Accounting for stock-based compensation:

The Company has elected to follow Accounting Principles Board Opinion No. 25, “Accounting for Stock Issued to Employees” (“APB-25”), and Interpretation No. 44, “Accounting for Certain Transactions Involving Stock Compensation” (“FIN 44”), in accounting for its employee stock option plan. Under APB-25, when the exercise price of the Company’s employee stock options equals or is above than the market price of the underlying shares on the date of grant, no compensation expense is recognized.

B.O.S. BETTER ONLINE SOLUTIONS LTD.
AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except for share and share data)

NOTE 2:	–	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

Pro-forma disclosure is required by SFAS No. 123, had the compensation expense for stock options granted under the Company’s plans been determined based on the fair value at the date of grant. The Company’s net loss and loss per Ordinary share in 2005, 2004 and 2003 would have changed to the pro forma amounts shown below:

	Year ended December 31,
	2005	2004	2003

Net loss from continuing operations as reported	$(3,605)	$(2,044)	$(2,057)
Add: stock-based compensation expense determined
under intrinsic value method	62	5	-
Deduct: stock-based compensation expense
determined under fair value method for all
awards	246	96	124

Pro forma net loss from continuing operations	(3,789)	(2,135)	(2,181)
Pro forma net income (loss) from discontinued
operations	-	(9)	2,036

Pro forma net loss	(3,789)	(2,144)	(145)

Basic and diluted earning (loss) per share as
reported:
Continuing operations	$(0.64)	$(0.44)	$(0.56)

Discontinued operations	$0.00	$0.00	$0.55

Net loss	$(0.64)	$(0.44)	$(0.01)

Pro forma earning (loss) per share:
Continuing operations	$(0.67)	$(0.46)	$(0.59)

Discontinued operations	$0.00	$0.00	$0.55

Net loss	$(0.67)	$(0.46)	$(0.04)

The fair value of each option granted is estimated on the date of grant, using the Black &Scholes option pricing model with expected volatility of approximately 120%, 68% and 64% in 2005, 2004 and 2003, respectively and using the following weighted average assumptions: (1) Dividend yield of zero percent for each year; (2) Risk-free interest rate of 4%, 2.5% and 1.8% in 2005, 2004 and 2003, respectively and (3) Expected average lives of the options of three years from the date of grant as of 2005, 2004 and 2003.

The Company applies SFAS No. 123 “Accounting for stock Based Compensation”(“SFAS No. 123”) and EITF 96-18, “Accounting for Equity Instruments that are Issued to Other than Employees for Acquiring, or in Conjunction With, Selling, Goods or Services”, with respect to warrants issued to non-employees. SFAS No. 123 requires the use of option valuation models to measure the fair value of the warrants at the date of grant.

B.O.S. BETTER ONLINE SOLUTIONS LTD.
AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except for share and share data)

NOTE 2:	–	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

u.	Fair value of financial instruments:

The following methods and assumptions were used by the Company in estimating fair value disclosures for financial instruments:

The carrying amounts of cash and cash equivalents, trade receivables, other accounts receivable, and trade payables approximate their fair value due to the short-term maturities of such instruments. The fair value for marketable securities is based on quoted market prices. The fair value of investments in other companies is based on independent third-party evaluations.

v.	Reclassification:

Certain amounts from prior years have been reclassified to conform to the current year presentation.

w.	Impact of recently issued accounting pronouncements:

In November 2004, the FASB issued Statement of Financial Accounting Standard No. 150, “Inventory Costs, an Amendment of ARB No. 43, Chapter 4.” (“SAFS No. 151”). SFAS No. 151 amends Accounting Research Bulletin (“ARB”) No. 43, Chapter 4, to clarify that abnormal amounts of idle facility expense, freight handling costs and wasted materials (spoilage) should be recognized as current-period charges. In addition, SFAS No.151 requires that the allocation of fixed production overheads to the costs of conversion be based on the normal capacity of the production facilities. SAFS No. 151 is effective for inventory costs incurred during fiscal years beginning after September 15, 2005. As of December 31, 2005, the Company does not expect that the adoption of SFAS No. 151 will have a material effect on its financial position or results of operations.

On December 16, 2004, the Financial Accounting Standards Board (FASB) issued Statement No. 123 (revised 2004), “Share-Based Payment” (“Statement 123R”), which is a revision of FASB Statement No. 123, “Accounting for Stock-Based Compensation”(“Statement 123”). Generally, the approach in Statement 123R is similar to the approach described in Statement 123. However, Statements 123 permitted, but did not require, share-based payments to employees to be recognized based on their fair values while Statement 123R requires all share-based payments to employees to be recognized based on their fair values. Statement 123R also revises, clarifies and expands guidance in several areas, including measuring fair value, classifying an award as equity or as a liability and attributing compensation cost to reporting periods. The new Standard will be effective for the Company in the first fiscal year beginning after December 15, 2005. On March 29, 2005, the SEC published Staff Accounting Bulletin (“SAB”) No. 107, which provides the staff’s views on a variety of matters relating to stock-based payments. SAB 107 requires stock-based compensation to be classified in the same expense line items as cash compensation.

The Company will adopt Statement 123R and SAB 107 as of the financial statements of the first quarter of 2006.

B.O.S. BETTER ONLINE SOLUTIONS LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except for share and share data)

NOTE 2:	–	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

In May 2005, the FASB issued Statement of Financial Accounting Standard No. 154 (“FAS 154”), “Accounting Changes and Error Corrections” – a replacement of APB No. 20, Accounting Changes” and FAS NO. 3, “Reporting Accounting Changes in Interim Financial Statement”. FAS 154 provides guidance on accounting for and reporting of accounting changes and error corrections.

APB Option 20 previously required that most voluntary changes in accounting principle be recognized by including in net income of the period of the change the cumulative effect of changing to the new accounting principle. FAS 154 requires retrospective application to prior periods’ financial statements of a voluntary change in accounting principle unless it is impracticable. FAS 154 is effective for accounting changes and corrections of errors made in fiscal years beginning after December 15, 2005. The Company is currently assessing the impact of FAS 154 on its results of operations, financial condition and liquidity.

In June 29, 2005, the FASB issued FSP FAS 115-1 and FAS 124-1. The guidance in FSP FAS 115-1 and FAS 124-1 addresses the determination of when an investment is considered impaired, whether that impairment is other than temporary, and the measurement of an impairment loss. The FSP also includes accounting considerations subsequent to the recognition of an other-than-temporary impairment and requires certain disclosures about unrealized losses that have not been recognized as other-than-temporary impairments. The guidance in this FSP amends FASB Statement No. 115, “Accounting for Certain Investments in Debt and Equity Securities,” and FASB Statement No. 124, “Accounting for Certain Investments Held by Not-for-Profit Organizations,” and adds a footnote to APB Opinion No. 18, “The Equity Method of Accounting for Investments in Common Stock.” The guidance in this FSP nullifies certain requirements of EITF Issue No. 03-1 and supersedes EITF. Abstracts, Topic D-44, “Recognition of Other-Than-Temporary Impairment upon the Planned Sale of a Security Whose Cost Exceeds Fair Value.” The guidance in this FSP is required to be applied to reporting periods beginning after December 15, 2005. Because the impact of adopting the provisions of FSP FAS 115-1 will be dependent on future events and circumstances, management cannot predict such impact.

NOTE 3:	–	OTHER ACCOUNTS RECEIVABLE AND PREPAID EXPENSES

	December 31,
	2005	2004

Government authorities - Income tax advances and V.A.T	$315	$287
Grants receivables	24	103
Accrued interest on marketable securities	106	96
Prepaid expenses	124	231
Other	23	5

	$592	$722

B.O.S. BETTER ONLINE SOLUTIONS LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except for share and share data)

NOTE 4:	–	INVENTORIES

Raw materials (including packaging materials)	$107	$809
Products in progress	56	367
Finished products	3,160	1,910

	$3,323	$3,086

The inventories are presented net of provision for technological obsolescence and slow-moving items of $ 100 and $ 300 as of December 31, 2005 and 2004, respectively.

NOTE 5:	–	MARKETABLE SECURITIES

The following is a summary of securities:

	December 31,
	2005				2004
	Amortized cost	Gross unrealized gains	Gross unrealized losses	Estimated fair market value	Amortized cost	Gross unrealized gains	Gross unrealized losses	Estimated fair market value

Available-for-sale:

Corporate
debentures	$1,332	$1	$-	$1,333	$802	$5	$-	$807

Held-to-maturity:

Corporate
debentures	$-	$-	$-	$-	$2,279	$14	$-	$2,293

Aggregate maturities of available-for-sale securities for years subsequent to December 31, 2005 are:

	Amortized cost	Estimated fair market value

Available for sale:

2006	$286	$286
2007	790	791
2008	256	256

	$1,332	$1,333

NOTE 6:	–	INVESTMENT IN AN AFFILIATED COMPANY

Investment in Surf:

In November 2001, the Company invested $ 1,000 as part of a private placement in Surf Communication System Ltd. (“Surf”). At the same time, the Company converted its convertible loan in the amount of $ 1,042 (principal and accrued interest) into Preferred shares in Surf at an exercise price equal to Surf’s fair value as determined in the investment agreement. As a result of this private placement, the Company’s holding in Surf was diluted to 17%. Accordingly, the investment was accounted based on the cost accounting method.

B.O.S. BETTER ONLINE SOLUTIONS LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except for share and share data)

NOTE 6:	–	INVESTMENT IN AN AFFILIATED COMPANY (Cont.)

In March 2003, the Company engaged with Catalyst Investors L.P. (“Catalyst”), in order to purchase additional 191,548 series C Preferred shares of Surf. In consideration, the Company issued to Catalyst 633,102 Ordinary shares, at a purchase price of $ 2.77, aggregating to $ 1,755 and incurred transaction cost of $ 155. The value of the Ordinary shares issued was determined based on the average market price of the Company’s ordinary shares over the period including two days before and after the terms of the transaction were agreed to and announced.

Catalyst also granted the Company, at no additional consideration, an option to purchase on or prior to January 31, 2006, any shares of Surf then held by Catalyst at an exercise price of $ 9.1632 plus interest of 4.75% and until such purchase shall be granted voting rights in Surf shares. In the event that Catalyst will sell its remaining shares in Surf in or prior to January 31, 2006 (or by July 31, 2007, provided that the negotiations with respect to the sale commenced before January 31, 2006), the Company will be entitled to the gain that will be realized in such sale. To the best of the Company’s knowledge, Catalyst has not sold its Surf securities as of January 31, 2006, nor entered into negotiations for their sale. The Company has not exercised the option and it expired on January 31, 2006.

As a result of this investment, the Company had the ability to exercise significant influence over Surf. As a result the investment in Surf had become qualified to be accounted for under the equity method. According to APB 18 when an investment qualifies for use of the equity method, the investor should adopt the equity method of accounting by adjusting retroactively the investment, results of operations (current and prior periods presented), and retained earnings, in a manner consistent with the accounting for a step-by-step acquisition of a subsidiary.

In September 2005, Surf completed a private placement that is considered an event of change in circumstances that has a significant adverse effect on the fair value of the investment. Therefore, the Company has evaluated its investment in Surf and determined that it amounts to $ 722 as of December 31, 2005 based on management’s analysis (supported by an independent third-party valuation). As a result, the Company has recorded an impairment of $ 1,385, which has been included in the equity in losses of an affiliated company in the statement of operations for the year December 31, 2005.

Moreover, following the private placement in Surf, the Company’s voting rights have been diluted to 8.7% of the total voting rights in Surf. As a result, the Company ceased to have the ability to exercise significant influence over Surf and, accordingly, the adjusted carrying amount of the investment of $ 722 is accounted for based on the cost accounting method.

B.O.S. BETTER ONLINE SOLUTIONS LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except for share and share data)

NOTE 6:	–	INVESTMENT IN AN AFFILIATED COMPANY (Cont.)

Summarized combined financial information of surf for the year in which the investment was accounted using the equity method was as follows:

December 31, 2004

Balance sheet items:

Current assets	$3,764

Non-current assets	$879

Current liabilities	$1,431

Non-current liabilities	$525

Shareholders' equity	$2,687

	Year ended December 31,
	2005	2004	2003

Statement of operations items:

Revenues	$2,055	$2,762	$1,403

Cost of sales	$660	$700	$563

Operating expenses from continuing operation	$3,694	$4,037	$4,332

Net loss	$2,334	$1,971	$3,427

NOTE 7:	–	INVESTMENT IN OTHER COMPANIES

The Company’s investments in companies comprise of:

December 31, 2005

Qualmax (see Note 1(b) - disposal of Communication Division)	$4,690

B.O.S. BETTER ONLINE SOLUTIONS LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except for share and share data)

NOTE 8:	–	PROPERTY AND EQUIPMENT

	December 31,
	2005	2004

Cost:
Computers and software	$1,683	$2,108
Office furniture and equipment	448	560
Leasehold improvements and plant	1,116	1,137
Vehicles	89	112

	3,336	3,917

Accumulated depreciation:
Computers and software	1,511	1,812
Office furniture and equipment	288	291
Leasehold improvements and plant	816	749
Vehicles	54	46

	2,669	2,898

Depreciated cost	$667	$1,019

Depreciation expenses amounted to $ 345, $ 300 and $ 307 for the years ended December 31, 2005, 2004 and 2003, respectively.

NOTE 9:	–	INTANGIBLE ASSETS

	December 31,
	2005	2004

Cost:
Trade name	$-	$180
Core technology	-	125
Distribution network	-	200
Customer list	2,010	1,406

	2,010	1,911

Accumulated amortization:
Trade name	-	6
Core technology	-	6
Distribution network	-	22
Customer list	174	17

	174	51

Amortized cost	$1,836	$1,860

Amortization expenses amounted to $ 236 and $ 50 for the years ended December 31, 2005 and 2004, respectively.

B.O.S. BETTER ONLINE SOLUTIONS LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except for share and share data)

NOTE 9:	–	INTANGIBLE ASSETS (Cont.)

Estimated amortization expenses for the years ended:

December 31,

2006	$207
2007	207
2008	207
2009	207
2010	207
2011-2014	801

NOTE 10:	–	GOODWILL

Goodwill attributed to operating segments for the years ended December 31, 2005 and 2004 is as follows:

	Communication	Electronic component	Total

Balance as of January 1, 2004	$741	$-	$741

Acquisition of Odem	-	666	666
Acquisition of Quasar	162	-	162

Balance as of December 31, 2004	903	666	1,569

Foreign currency translation adjustment	-	4	4
Exercise of options in Odem	-	282	282
Disposal of Communication Division	(903)	-	(903)

Balance as of December 31, 2005	$-	$952	$952

NOTE 11:	–	SHORT TERM BANK LOANS

	Weighted interest rate	December 31,
	%	2005	2004

NIS	6.62	$2,271	$1,354

Regarding collateral given to insure short-term credit and loans see note 13c.

B.O.S. BETTER ONLINE SOLUTIONS LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except for share and share data)

NOTE 12:	–	ACCRUED EXPENSES AND OTHER LIABILITIES

	December 31,
	2005	2004

Government of Israel - royalties and V.A.T	$306	$349
Provision for warranty	73	132
Issuance cost related to accrued convertible note	-	160
Inventory purchase commitment liability	147	147
Accrued expenses on account of business combinations	738	-
Other	307	353

	$1,571	$1,141

NOTE 13:	–	LONG-TERM BANK LOANS

a.	Classified by linkage terms and interest rates, the total amount of the loans is as follows:

	Weighted interest rate	December 31,
	%	2005	2004

NIS linked to the Israeli CPI	7.95	$33	$51
NIS	6.95	12	51

		45	102
Less - current maturities		(28)	(48)

		$17	$54

b.	The loans mature in the following years after the balance sheet dates:

	December 31,
	2005	2004

First year (current maturities)	$28	$48
Second year	16	36
Third year	1	17
Fourth year	-	1

	$45	$102

c.	Odem has registered fixed pledges on its real estate, plant and equipment and vehicles.

B.O.S. BETTER ONLINE SOLUTIONS LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except for share and share data)

NOTE 14:	–	LONG-TERM CONVERTIBLE NOTE

On June 10, 2004, the Company entered into a Securities Purchase Agreement (“the Purchase Agreement”), with Laurus Master Fund Ltd. (“the Investor”), under which the Company issued to the Investor in a private placement (i) a Secured Convertible Term Note of a $ 2,000 principal amount, due June 10, 2007 (“the Note”); and (ii) a warrant to purchase 130,000 ordinary shares at an exercise price of $ 4.04 per share (“the Warrant”). According to the agreement, several fees in the amount of $ 115 were paid to the Investor. These fees are presented as discount of the principal convertible loan. The Note is convertible into Ordinary shares at a price of $ 3.08 per share. The principal amount of the Note is repayable in monthly installments, commencing September, 2004, in the initial amount of $ 20 eventually increasing to $ 74. The Note bears prime interest rate plus 3% which subject to reduction in certain conditions. The Warrant is exercisable, in whole or in part, until June 10, 2011.Pursuant to its undertaking in the Registration Rights Agreement with the Investor the Company filed with the Securities and Exchange Commission a registration statement on Form F-3 covering the resale of Ordinary Shares that are issuable upon conversion of the Note and/or exercise of the Warrants, and/or issuable in payment of principal and interest on the Note. The Registration Rights Agreement provided that any delay in registration and/or effectiveness of the underlying shares of the transaction, or failure to maintain their effectiveness, will result in penalties to be paid in cash, as liquidated damages. The registration statement became effective on March 11, 2005. Due to the delay in the effectiveness of the registration of the shares, the Company paid the Investor liquidated damages of $92.

The Note conversion price is subject to proportional adjustment in the event of stock splits, combinations, subdivisions of the Ordinary shares or if dividend is paid on the Ordinary shares in ordinary shares. In addition, if the Company issues stock in certain types of transactions at a price lower than the initial conversion price, then the conversion price will be adjusted to a lower price based on a weighted average formula.

The fair value of the warrants was calculated using the Black and Scholes Option Pricing Model with the following assumptions: a risk-free interest rate of 3.34%, a dividend yield of 0%, a volatility of the expected market price of the Company’s Ordinary shares of 100% and a weighted-average contractual life of 7 year. The fair value of the warrants in the amount of $ 99 is presented as a component in shareholders’ equity. Since the effective conversion price was grater than the share price at the commitment date, no beneficial conversion feature exists.

In March 2005, the Investor elected to convert $ 308 of the Convertible note principal into 100,000 Ordinary shares of the Company. Due to the private placement agreement secured by the Company in June 2005, the conversion price was adjusted to $2.94 per share, and in July 2005, the Investor completed the conversion of the balance of the Convertible Note principal, which had not been previously converted or repaid, and the accrued interest into an additional 540,293 Ordinary shares for approximately $ 1,580.

B.O.S. BETTER ONLINE SOLUTIONS LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except for share and share data)

NOTE 14:	–	LONG-TERM CONVERTIBLE NOTE (Cont.)

In September 2005, the Company entered into a Second Securities Purchase Agreement (“the Purchase Agreement”) with the Investor, under which the Company issued to the Investor in a private placement (i) a Secured Convertible Term Note of a $ 1,500 principal amount, due September 2008 (“the Note”), and (ii) a warrant to purchase 73,052 ordinary shares at an exercise price of $ 4.04 per share (“the Warrant”). According to the agreement, several fees in the total amount of $ 116 were paid to the Investor. These fees are presented as a discount of the principal convertible loan. The Note is convertible into Ordinary shares at a price of $ 3.08 per share. The principal amount of the Note is repayable in monthly installments, commencing as of January 2006, in the initial amount of $ 15 eventually increasing to $ 55. The Note bears prime interest rate plus 1.5% which is subject to reduction under certain conditions. The Warrant is exercisable, in whole or in part, until September 29, 2012. Pursuant to its undertaking in the Registration Rights agreement with the Investor the Company filed with the Securities and Exchange Commission a registration statement on Form F-3 covering the resale of Ordinary Shares that is issuable upon conversion of the Note and/or exercise of the Warrants, and/or issuable in payment of principal and interest on the Note. The Registration Rights agreement provided that any delay in registration and/or effectiveness of the underlying shares of the transaction, or failure to maintain their effectiveness, will result in penalties to be paid in cash, as liquidated damages. The registration statement became effective on February 8, 2006.

The note conversion price is subject to proportional adjustment in the event of stock splits, combinations, subdivisions of the Ordinary shares or if dividend is paid on the Ordinary shares in Ordinary shares. In addition, if BOS issues stock in certain types of transactions at a price lower than the initial conversion price, then the conversion price will be adjusted to a lower price based on a weighted average formula.

The fair value of the warrants was calculated using the Black- Scholes Option Pricing Model with the following assumptions: a risk-free interest rate of 4.08%, a dividend yield of 0%, a volatility of the expected market price of the Company’s Ordinary shares of 100% and a weighted-average contractual life of seven years. The fair value of the warrants in the amount of $ 144 is offset against the note, amortized over the period of the note and presented as a component in shareholders’ equity.

The maturity of the loan is as follows:

	December 31, 2005	December 31, 2004

First year (current maturities)	$326	$595
Second year	663	883
Third year	496	442

	1,485	1,920
Less - discount	238	174

	$1,247	$1,746

B.O.S. BETTER ONLINE SOLUTIONS LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except for share and share data)

NOTE 15:	–	COMMITMENTS AND CONTINGENT LIABILITIES

a.	Commitments:

1.	Royalty commitments:

a)	Under the Company’s research and development agreements with the Office of the Chief Scientist (“OCS”) and pursuant to applicable laws, the Company is required to pay royalties at the rate of 3.5% of sales of products developed with funds provided by the OCS, up to an amount equal to 100% of the research and development grants (dollar-linked) received from the OCS. The obligation to pay these royalties is contingent upon actual sales of the products. Royalties payable with respect to grants received under programs approved by the OCS after January 1, 1999, are subject to interest on the U.S. dollar-linked value of the total grants received at the annual rate of LIBOR applicable to U.S. dollar deposits at the time the grants are received.

As of December 31, 2005, the Company has an outstanding contingent obligation to pay royalties in the amount of approximately $ 3,500, in respect of these grants.

b)	The Israeli Government, through the Overseas Marketing Fund, awarded the Company grants for participation in expenses for overseas marketing. The Company is committed to pay royalties to the Fund for Encouragement of Marketing Activities at the rate of 3% of the increase in export sales, up to the amount of the grants received by the Company linked to the dollar and bearing interest of LIBOR (for a period of six months).

As of December 31, 2005, the Company has an outstanding contingent obligation to pay royalties of $ 110 with respect to these grants.

2.	Other commitments:

The facilities of the Company are rented under operating lease agreements that expire on various dates ending in 2009. Minimum future rental payments for 2006 are $ 51, for 2007 $10, for 2008 $10 and for 2009 $6.

The Company’s motor vehicles are rented under various cancelable operating lease agreements. The lease agreements for the motor vehicles expire on various dates ending in 2008. The maximum breach of contract fees can amounted to $ 74.

Lease payments for the facilities occupied by the Company and the Company’s motor vehicles in 2005, 2004 and 2003 amounted to $ 408, $ 385 and $ 426, respectively.

B.O.S. BETTER ONLINE SOLUTIONS LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except for share and share data)

NOTE 15:	–	COMMITMENTS AND CONTINGENT LIABILITIES (Cont.)

b.	(1)	In July 2002, the Company received a claim letter from a car leasing vendor, under which it claims that the Company’s termination notice of the leasing agreement in March 2002 constitutes a breach of the agreement and the vendor is demanding compensation in which the nominal claim amount is of $ 292. No legal proceeding has yet been filed. At this stage, according to the Company’s counsel assessment, the prospects of vendor to prevail and recover a significant amount, seem remote. The financial statements do not include any provision in that regard.

(2)	In September 2003, a supplier filed a legal claim in the amount of $107 against the Company’s subsidiary. The claim alleges the breach of an agreement for the purchase of products. The Company’s legal counsel is unable to reasonably estimate the outcome of this claim. In addition, the Company’s management believes that the chances of the claim are remote. Accordingly, no provision has been included in the financial statements in respect of this claim.

(3)	In 1998, as part of Pacinfo Share Purchase Agreement between the Company and Mr. Lee and Ms. Lee (“the Seller”), the Company may be obligated to grant the Sellers a loan on a full recourse basis for certain tax payments the Sellers may be liable for and reimburse the Sellers for certain interest on taxes that they may owe, currently estimated at approximately $ 2 millions. The Company will receive a security interest in shares of the Company that the Sellers holds at the time of the loan with a fair market value as of the date of the loan of at least 125% of the amount of the loan as security for the repayment of the loan. It is possible that the windup of PacInfo during 2002 and 2003 may have triggered such a tax event for the Sellers, which would result in an obligation by the Company to lend the Sellers such amount and to reimburse them for interest expenses incidental to the tax event. Based on the Company’s legal consul opinion and management estimation, no provision was recorded.

(4)	In March 2006, BOSâNOVA EURL, a French company and former distributor of the Company, field against the Company and others a claim with the French Tribunal. The claim is on amount of 1.4 million Euros and it alleges breach of exclusive distributor rights in France. An initial hearing is scheduled to take place in France on June 29, 2006. This claim follows a previous motion for temporary injunctive relief that was field against the Company’s new French distributor, said motion ultimately denied by French Trade Tribunal. The Company assesses the prospects of claim to prevail and recover a significant amount, are remote. The financial statements do not include any provision in that regard.

NOTE 16:	–	SHAREHOLDERS’ EQUITY

a.	Private placement:

In June 2005, the Company completed a private placement for the Company’s Ordinary shares. The Company issued to the investors 953,698 Ordinary Shares at a purchase price of $ 2.30 per share, for a consideration of approximately $ 2,040 (net of $ 154 in issuance expenses).

B.O.S. BETTER ONLINE SOLUTIONS LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except for share and share data)

NOTE 16:	–	SHAREHOLDERS’ EQUITY (Cont.)

The private placement included warrants of 572,219 for ordinary shares. The exercise price of the warrants is $2.50 per ordinary share during the first year from their issue date, and increasing to $2.75 per ordinary share and $3.03 per ordinary share, on the first and second anniversaries of the issue date, respectively. The warrant is exercisable, in whole or in part during a period of three years from issuance, of the warrants. Pursuant to its undertaking in the Registration Rights Agreement, the Company filed with the Securities and Exchange Commission a registration statement on Form F-3 covering the Ordinary Shares (including those underlying the warrants). The registration statement became effective with no delay on February 8, 2006.

The Company’s outstanding warrants to shareholders as of December 31, 2005 are as follows:

Issuance date	Warrants for Ordinary shares	Exercise price per share		Warrants exercisable	Exercisable through

June 2005	441,785	$	(*)	441,785	June 2008
July 2005	130,434	$	(*)	130,434	June 2008

	572,219			572,219

(*)	The exercise price of the warrants is $2.50 per ordinary share during the first year from their issue date, and increasing to $2.75 per ordinary share and $3.03 per ordinary share, on the first and second anniversaries of the issue date.

b	Stock option plans:

During 1994, 1995, 1999, 2000, 2001, the Board of Directors of the Company adopted stock option plans (“the Plans”) pursuant to which 656,250 options for the purchase of the Company’s Ordinary shares may be granted to officers, directors, consultants and employees of the Company. The Board of Directors has resolved that no further grants shall be made from the above mentioned plans. In May 2003, the Company’s shareholders approved the adoption of the 2003 Stock Option Plan, pursuant to which 625,000 Ordinary shares are reserved for purchase by employees, directors, consultants and service providers of the Company. As of December 31, 2005 an aggregate 27,410 these options are still available for future grant. Each option granted under the Plans expires between 5-10 years from the date of the grant. The options vest gradually over a period of up to four years. Options, that are cancelled or forfeited, become available for future grants.

In June 2005 the Company’s shareholders approved an increase of the number of Ordinary shares reserved for issuance under the 2003 Israeli Stock Option Plan, to 1,000,000. The additional shares shall be reserved after the registered share capital of the Company is increased.

On November 18, 2004, upon acquisition of Odem, the Company granted 73,000 options to one of Odem’s key employee. Each option can be exercised to purchase one ordinary share of the Company without consideration. The options vest at the end of three years from the grant date and expire ten years from the date of the grant. The market price of the Company’s shares on the date of grant was $ 2.5. Accordingly, the Company recorded in the year ended December 31, 2005, a compensation expense of $ 62. This expense was included as part of general and administrative expenses.

B.O.S. BETTER ONLINE SOLUTIONS LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except for share and share data)

NOTE 16:	–	SHAREHOLDERS’ EQUITY (Cont.)

Except for these options, all other options granted to employees in 2005, 2004 and 2003, have an exercise price equal to or higher than the market value of the Ordinary shares at the date of grant. The weighted average fair values of the options granted during 2005, 2004 and 2003 were $ 2.13, $ 2.58 and $ 3.91, respectively.

The following is a summary of the Company’s stock options granted to officers, directors, and employees among the various plans:

	Year ended December 31,
	2005		2004		2003
	Number of options	Weighted average exercise price	Number of options	Weighted average exercise price	Number of options	Weighted average exercise price

Options outstanding
at beginning of
year	430,576	$9.47	426,252	$11.93	211,929	$16.00
Changes during the
year:
Granted	107,000	$2.91	92,500	$0.54	278,076	$8.97
Exercise	(25,088)	$2.00	-	$-	-	$-
Forfeited or
cancelled	(112,238)	$21.66	(88,176)	$11.97	(63,753)	$12.53

Options outstanding
at end of year	400,250	$4.77	430,576	$9.47	426,252	$11.93

Options exercisable
at the end of the
year	217,750	$7.40	248,790	$5.49	194,926	$20.36

The options outstanding as of December 31, 2005, have been separated into ranges of exercise price as follows:

Range of exercise price	Options outstanding as of December 31, 2005	Weighted average exercise price	Weighted average remaining contractual life (years)	Options exercisable as of December 31, 2005	Weighted average exercise price of options exercisable

$ 0	73,000	$0.00	7.39	-	$0.00
$ 1.84-2.00	140,221	$1.94	4.89	122,721	$1.95
$ 2.28-3	113,000	$2.92	8.58	21,000	$3.00
$ 6.8	31,241	$6.80	4.80	31,241	$6.80
$ 17.00-18.00	9,463	$17.24	1.55	9,463	$17.24
$ 28.00	33,325	$28.00	4.10	33,325	$28.00

	400,250	$4.77	6.23	217,750	$7.40

c.	Options issued to service providers:

The Company accounts for these options in accordance with the provisions of SFAS 123 and EITF 96-18. The fair value for these options was estimated at the date of grant using Black-Scholes option pricing model with the following assumptions: risk-free interest rate of 1.5%, dividend yields of 0% volatility of 70%, and an expected life of 2.5 years.

B.O.S. BETTER ONLINE SOLUTIONS LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except for share and share data)

NOTE 16:	–	SHAREHOLDERS’ EQUITY (Cont.)

The compensation expenses that have been recorded in the consolidated financial statements regarding these warrants for the years 2005, 2004 and 2003 were $ 348, $ 117 and $ 23, respectively.

The Company’s outstanding warrants to service providers as of December 31, 2005 are as follows:

Issuance date	Warrants for Ordinary shares	Exercise price per share	Warrants exercisable	Exercisable through

October 2002	75,000	$4.00	75,000	June 2011
January 2004	216,282	$3.00	144,188	May 2013
June 2004	130,000	$4.04	130,000	June 2011
March 2005	10,000	$3.08	10,000	March 2007
March 2005	10,000	$3.08	-	March 2010
June 2005	20,000	$3.08	5,000	June 2010
September 2005	73,052	$4.04	73,052	September 2012

	534,334		437,240

NOTE 17:	–	TAXES ON INCOME

a.	Reduction in corporate tax rate:

On June 2004, the Israeli Parliament approved an amendment to the Income Tax Ordinance (No. 140 and Temporary Provision) (the “Amendment”), which progressively reduces the regular corporate tax rate from 36% to 35% in 2004, 34% in 2005, 32% in 2006 and to a rate of 30% in 2007. The amendment was signed and published in July 2004 and is, therefore, considered enacted in July 2004.

On July 25, 2005, the Knesset (Israeli Parliament) passed the Law for the Amendment of the Income Tax Ordinance (No. 147), 2005, which prescribes, among others, a gradual decrease in the corporate tax rate in Israel to the following tax rates: in 2006 – 31%, in 2007 – 29%, in 2008 – 27%, in 2009 – 26% and in 2010 and thereafter –25%.

Odem and Quasar operations are subject to regular income tax rate while the Company and BOScom enjoy the status of an “Approved Enterprise”, as described below.

b.	Tax benefits under the Law for the Encouragement of Capital Investments, 1959 (“the Investment Law”):

The Company’s production facilities have been granted an “Approved Enterprise”status under the Investment Law, with respect to four separate investment programs. According to the Investments Law, the Company has elected to receive for the first program state-guaranteed loans and grants and for the second and third programs, the Company has elected to receive only state-guaranteed loans. As for the fourth program, the Company has elected the “alternative benefits” and has waived Government grants in return for a tax exemption.

B.O.S. BETTER ONLINE SOLUTIONS LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except for share and share data)

NOTE 17:	–	TAXES ON INCOME (Cont.)

The Company is also a “Foreign Investors’ Company”, as defined by the abovementioned law, and as such, is entitled to a 10-year period of benefits and to an additional reduction in tax rates, up to 10% or 25% (based on the percentage of foreign ownership in each taxable year).

Income from the second, third and fourth programs, which commenced operations in 1992, 1994, 1997, respectively, are exempt from income tax for a period of ten years commencing with the first year in which they generate taxable income. During 2002, as part of the transfer of operations from the Company to BOScom, all tax benefits that were related to the Approved Enterprise of the Company were transferred to BOScom. In addition, since 2002, the Company’s investments are not subject to the Approved Enterprise program. Accordingly, taxable income generated in that period will be split by the assets ratio into a taxable income that is entitled to the benefits of the approved enterprise and into an income that will be taxed at the corporate tax rate as described in article a above.

BOScom also has a production facility, which was granted an “Approved Enterprise”status and had a separate investment program. BOScom elected to receive the “alternative benefits”. Income derived from BOScom’s investment programs, which commenced operations in 1997 and 2002, is exempt from income tax for a period of ten years commencing with the first year in which taxable income is generated.

The period of tax benefits detailed above is subject to limits of the earlier of 12 years from commencement of production, or 14 years from receiving the approval. Accordingly, the period of benefits relating to all investment programs expire in the years 2001 through 2014.

The entitlement to the above benefits is conditional upon the Company’s and BOScom’s fulfilling the conditions stipulated by the above law, regulations published thereunder and the instruments of approval for the specific investments in “Approved Enterprises”. In the event of failure to comply with these conditions, the benefits may be canceled and the Company and BOScom may be required to refund the amount of the benefits, in whole or in part, including interest.

The tax-exempt income attributable to the “Approved Enterprise” can be distributed to shareholders without imposing tax liability on the Company only upon the complete liquidation of the Company. In the event of a distribution of such tax-exempt income as a cash dividend in a manner other than in the complete liquidation of the Company and BOScom, the Company and BOScom will be required to pay tax at the rate of 10% to 25% on the amount distributed. In addition, these dividends will be subject to 15% withholding tax. Since there was no distribution of dividends with respect to the period ended on December 31, 2005, the Company did not record a deferred tax liability.

If the Company and BOScom derive income from sources other than an “Approved Enterprise”, such income will be taxable at the regular corporate tax rate as described in article (a) above.

B.O.S. BETTER ONLINE SOLUTIONS LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except for share and share data)

NOTE 17:	–	TAXES ON INCOME (Cont.)

On April 1, 2005, an amendment to the Investment Law came into effect (“the Amendment”) and has significantly changed the provisions of the Investment Law. The Amendment limits the scope of enterprises which may be approved by the Investment Center by setting criteria for the approval of a facility as an Approved Enterprise, such as provisions generally requiring that at least 25% of the Approved Enterprise’s income will be derived from export. Additionally, the Amendment enacted major changes in the manner in which tax benefits are awarded under the Investment Law so that companies no longer require Investment Center approval in order to qualify for tax benefits.

However, the Investment Law provides that terms and benefits included in any certificate of approval already granted will remain subject to the provisions of the law as they were on the date of such approval. Therefore the Israeli subsidiary’s existing Approved Enterprise will generally not be subject to the provisions of the Amendment. As a result of the amendment, tax-exempt income generated under the provision of the new law will subject the Company to taxes upon distribution or liquidation and the Company may be required to record deferred tax liability with respect to such tax-exempt income. As of December 31, 2005, the Company did not generate income subject to the provision of the new law.

c.	Loss carryforward:

Domestic (Israel):

The Company and its Israeli subsidiary have accumulated losses for Israel income tax purposes as of December 31, 2005, in the amount of approximately $ 21,600. These losses may be carryforward (linked to the Israeli Consumer Price Index (“CPI”)) and offset against taxable income in the future for an indefinite period.

Foreign:

As of December 31, 2005, the U.S. subsidiaries which were classified as discontinued operations had U.S. Federal and State net operating loss carryforward of approximately $ 10,264, that can be carried forward and offset against taxable income and expire through 2022. Utilization of U.S. net operating losses may be subject to substantial annual limitations due to the “change in ownership” provisions of the Internal Revenue Code of 1986 and similar state law provisions. The annual limitations may result in the expiration of net operating losses before utilization.

As of December 31, 2005, B.O.S. U.K. had net operating loss carryforward of approximately $ 3,500. In February, 2006 B.O.S. U.K. the Company filed with the UK Companies House an application to dissolve BOS U.K.

d.	Deferred income taxes:

Deferred income taxes reflect the net tax effect of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Significant components of the Company’s deferred tax liabilities and assets are as follows:

B.O.S. BETTER ONLINE SOLUTIONS LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except for share and share data)

NOTE 17:	–	TAXES ON INCOME (Cont.)

	December 31,
	2005	2004

Assets in respect of:

Property, plant and equipment	$3	$21
Allowances and provisions	865	239
Net operating loss carry forward	9,350	13,851

	10,218	14,111
Liabilities in respect of intangible assets and goodwill	(511)	(424)

Net deferred tax assets before valuation allowance	9,707	13,687
Valuation allowance (1)	(10,162)	(14,039)

Net deferred tax liability	$(455)	$(352)

Presented in balance sheet:

Current assets	$13	$-
Long-term assets	18	-
Current liabilities	(64)	$(4)
Long-term liabilities	(422)	(348)

Net deferred tax liability	$(455)	$(352)

Net deferred tax - domestic	$(455)	$(352)

(1)	The Company has provided valuation allowances, for BOS, BOScom and Quasar in respect of deferred tax assets resulting from tax loss carryforward and other reserves and allowances due to its history of operating losses and current uncertainty concerning its ability to realize these deferred tax assets in the future.

e.	Income (loss) before taxes on income:

	Year ended December 31,
	2005	2004	2003

Domestic	$(3,195)	$(1,883)	$320
Foreign	1,767	184	(1,912)

Total	$(1,428)	$(1,699)	$(1,592)

B.O.S. BETTER ONLINE SOLUTIONS LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except for share and share data)

NOTE 17:	–	TAXES ON INCOME (Cont.)

f.	Effective tax

	Year ended December 31,
	2005	2004	2003

Loss before taxes on income, as reported in the
consolidated statements of operation	$(1,428)	$(1,699)	$(1,592)

Statutory tax rate	34%	35%	36%

Provision at statutory tax rate	(485)	(595)	(573)
Non deductible expenses	219	16	13
Valuation allowance	470	599	560

Total tax expenses	$204	$20	$-

g.	Tax assessments:

BOS, BOScom and Odem have final assessments through the 2000 tax year.

NOTE 18:	–	SUPPLEMENTARY INFORMATION TO STATEMENTS OF OPERATIONS

a.	Royalty reversal:

Certain research and development activities of the Company are supported by the OCS. In return for the OCS’s participation, the Company was committed to pay royalties as described in Note 14 a.1. During the third quarter of 2003, the OCS completed its examination of the Company’s technology and use of grant funding for the years 1991 through 1999, which reduced the royalties’ expenses provision. Accordingly, the Company reversed $ 339 of accrued royalties as a reduction in cost of sales during the third quarter of 2003. During the fourth quarter of 2005, the Company reversed an additional amount of $84 related to a balance report received from the OCS in the fourth quarter of 2005.

		Year ended December 31,
		2005	2004	2003

b.	Financial income (expenses), net:

	Financial income:
	Interest on bank deposits and marketable
	securities	$57	$98	$158
	Other (mainly foreign currency translation
	income)	-	100	48

		57	198	206

	Financial expenses:
	In respect of long-term bank loans and
	convertible note	(427)	(324)	-
	Other (mainly foreign currency translation
	losses)	(78)	(32)	(97)

		(505)	(356)	(97)

		$(448)	$(158)	$109

B.O.S. BETTER ONLINE SOLUTIONS LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except for share and share data)

NOTE 18:	–	SUPPLEMENTARY INFORMATION TO STATEMENTS OF OPERATIONS (Cont.)

c.	Loss per share:

1.	Numerator:

	Numerator for basic and diluted net loss
	per share -
	Net loss from continuing operations	$(3,605)	$(2,044)	$(2,057)

	Net income (loss) from discontinued
	operation	$-	$(9)	$2,036

	Net loss available to Ordinary
	shareholders	$(3,605)	$(2,053)	$(21)

2.	Denominator (in thousands):

	Denominator for basic and diluted net
	loss per share -

	Weighted average number of shares	5,616	4,631	3,683

NOTE 19:	–	SEGMENTS AND GEOGRAPHICAL INFORMATION

Commencing in 2004 and subsequent to the acquisition of Odem and Quasar, the Company managed its business on three reportable segments, which consisted of Connectivity solutions, Communication solution and supply of Electronic Components.

The Company’s management makes financial decisions and allocates resources, based on the information it receives from its internal management system. The Company allocates resources and assesses performance for each operating segment using information about revenues, gross profit and operating income (loss) before interest and taxes.

Segment information for prior years was not presented on the new basis of segmentation since it is impracticable to do so.

a.	Revenues, gross profit and operating profit (loss) for operating segments for the year ended 2005 and 2004 were as follow:

	Year ended December 31, 2005
	Connectivity	Communication *	Electronics components	Not allocated	Consolidated

Revenues	$3,926	$2,954	$20,253	$(80)	$27,053

Gross profit	$2,425	$783	$3,820	$-	$7,028

Operating profit
(loss)	$235	$(2,374)	$727	$(702)	$(2,114)

Assets related to
segment	$391	$439	$11,535	$10,281	$22,646

B.O.S. BETTER ONLINE SOLUTIONS LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except for share and share data)

NOTE 19:	–	SEGMENTS AND GEOGRAPHICAL INFORMATION (Cont.)

	Year ended December 31, 2004
	Connectivity	Communication *	Electronics components	Not allocated	Consolidated

Revenues	$5,011	$1,363	$1,908	$-	$8,282

Gross profit	$2,933	$414	$327	$-	$3,674

Operating profit
(loss)	$1,009	$(1,846)	$66	$(770)	$(1,541)

Assets related to
segment	$616	$2,397	$8,880	$10,592	$22,485

*	In December 2005 the Company has disposed of the Communication Division (see note 1(c)).

b.	The following presents total revenues and long-lived assets for the years ended December 31, 2005, 2004 and 2003 based on the customers’ location:

	Year ended December 31,
	2005		2004		2003
	Total Revenues	Long-lived assets *)	Total revenues**)	Long-lived assets *)	Total revenues	Long-lived assets *)

United States	$3,615	$-	$3,252	$-	$2,974	$5
Far East	6,083	-	701	-	-	-
Europe	2,887	-	1,066	-	1,198	-
Israel and others	14,468	3,455	3,263	4,448	1,556	1,334

	$27,053	$3,455	$8,282	$4,448	$5,728	$1,339

Total revenues are attributed to geographic areas based on the location of customers in accordance with Statement of Financial Accounting No. 131, “Disclosures about Segments of an Enterprise and Related Information” (“SFAS 131”).

*)	Long-lived assets comprise goodwill intangible assets, property and equipment.
**)	Reclassified.

c.	Major customer’s data as a percentage of total revenues:

	Year ended December 31,
	2005	2004	2003

Customer A	9%	39%	52%

Customer B	14%	-%	-%

Major customer’s debt balances as of December 31, 2005 and 2004 are $ 1,433 and $ 603, respectively.

B.O.S. BETTER ONLINE SOLUTIONS LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except for share and share data)

NOTE 20:	–	RELATED PARTIES

a.	M&A Addendum to the Services Agreement of Cukierman & Co.

In 2003, the Company’s audit committee and Board of Directors approved the engagement of Cukierman & Co. Investment House Ltd., to provide non-exclusive investment-banking services and business development services to the Company, effective April 15, 2003. Cukierman & Co. is a company indirectly controlled by Mr. Edouard Cukierman. Since June 26, 2003, serves as Chairman of the Company’s Board of Directors, and he is also a co-manager of the Catalyst Fund, the Company’s largest shareholder. For its services, Cukierman & Co. is paid a monthly sum of $10,000 plus VAT, in addition to a success fee of 4-6% for a consummated private placement. According to its terms the Company may terminate the agreement at any time, by giving one month prior written notice. The agreement provided that the success fees for securing M&A transactions shall be discussed and drafted as an Addendum to the Services Agreement. Such an Addendum was approved on August 22, 2004, and it provides for a success fee of 3.5% of the proceeds exchanged in such a transaction.

The payments the Company paid according to the Service Agreement are:

	December 31,
	2005	2004

Business development	$109	$120
Success fee in respect of issuance of convertible loan,
investment in Odem and private placements	397	15

	$506	$135

Current liabilities in respect of related parties as of December 31, 2005 and 2004 were $ 23 and $ 234, respectively.

b.	Assignment of Voting Rights to Mr. Yair Shamir

On February 5, 2004 the Audit Committee and Board of Directors approved an Assignment and Assumption Agreement, between the Company, Catalyst Investments L.P, and Mr. Yair Shamir (who was at the time director of the Company and the Chairman of Catalyst Investments), according to which the voting rights in all but one of the Surf shares that the Company has an option to purchase from Catalyst (see Note 6), have been assigned to Yair Shamir. Pursuant to the agreement, Yair Shamir irrevocably undertook to assign the voting rights to the Company immediately upon the earlier to occur of the following, and subject to the receipt of a written request from the Company to effect such assignment: a) at the time Surf’s shares are offered to the public in a public offering pursuant to a registration statement filed by Surf under the Securities Act of 1933 or a similar act of another jurisdiction, or b) the Company exercises its option to purchase the additional shares from Catalyst. In January 2006, the option to purchase from Catalyst shares in Surf has expired.

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the references to our firm under the caption “Experts” in the Registration Statement on Form F-3 and related prospectus of B.O.S Better Online Solutions Ltd. (“BOS”) for the registration of up to 2,638,060 of its Ordinary shares (File No. 333-130048), and to the incorporation by reference therein and into the Company’s Registration Statements on Form S-8 (Nos. 333-110696, 333-100971 and 333-11650) of our report dated March 27, 2006, with respect to the consolidated financial statements of BOS, which appears in the Company’s current report on Form 6-K, filed with the Securities and Exchange Commission on March 27, 2006.

Tel Aviv, Israel March 27, 2006	/s/ Kost Forer Gabbay & Kasierer —————————————— Kost Forer Gabbay & Kasierer A Member of Ernst & Young Global